Exhibit 99.12

Points International to Present at Two Investor Conferences in May

Toronto, Canada – May 13, 2013 – Points (TSX: PTS; NASDAQ: PCOM), global leader in reward currency management, announced today that Rob MacLean, the Company’s Chief Executive Officer, and Anthony Lam, the Company’s Chief Financial Officer, will present at two upcoming investor conferences. The conference details are as follows:

  The 14th Annual B. Riley Investor Conference at the Loews Santa Monica Beach Hotel in Santa Monica, CA. The Company will present at 8 AM PT/11 AM ET on Tuesday May 21, 2013 as well as participate in one-on-one meetings throughout the day.

  The 10th Annual Craig-Hallum Institutional Investor Conference at Marriott Center City in Minneapolis, MN. The Company will participate in one-on-one investor meetings from 8 AM to 4 PM CT on Wednesday May 29, 2013.

For more information or to meet with management, please contact Points’ investor relations team.

About Points

Points, publicly traded as Points International Ltd. (TSX: PTS) (NASDAQ:PCOM), is the global leader in loyalty currency management. Via a state-of-the-art loyalty commerce platform, Points provides loyalty eCommerce and technology solutions to the world's top brands to enhance their consumer offerings and streamline their back-end operations.

Points' solutions enhance the management and monetization of loyalty currencies ranging from frequent flyer miles and hotel points to retailer and credit card rewards, for more than 45 partners worldwide. In addition to these services, Points' unique SaaS products allow eCommerce merchants to add loyalty solutions directly to their online stores, rewarding customers for purchases at the point-of-sale.

Points has been widely recognized among the loyalty and technology communities alike. The Company was named the 4th largest Canadian software company and the 40th largest Canadian technology company by the 2013 Branham300 list. Points also ranked 40th among PROFIT Magazine's top 200 Canadian companies by five-year revenue growth. For more information on Points, please visit www.Points.com, follow us @PointsBiz on Twitter or read the Points Loyalty News blog.

Contact:

Addo Communications
Laura Bainbridge /Kimberly Esterkin
lauraf@addocommunications.com; kimberlye@addocommunications.com
(310) 829-5400